Exhibit 99.4

PRESS RELEASE

Canada: TotalEnergies closes the sale of its 50% interest
in Surmont to ConocoPhillips and sells the remainder
of its Upstream Canadian assets to Suncor

Paris, October 4, 2023 – TotalEnergies EP Canada Ltd. has finalized today the sale to ConocoPhillips of its 50% interest in the Surmont oil sands asset and associated midstream commitments. The transaction, for a base amount of C$4.03 billion (about US$3.0 billion) plus up to C$440 million (about US$330 million) in contingent payments, has an effective date on April 1st, 2023. Including adjustments, TotalEnergies received a cash payment at closing of C$3.7 billion (about US$2.75 billion). At current WCS (Western Canadian Select) prices and production levels, TotalEnergies would receive the entirety of the contingent payments within a year.

TotalEnergies has also signed an agreement to sell to Suncor the entirety of the shares of TotalEnergies EP Canada Ltd., comprising notably its participation in the Fort Hills oil sands asset and associated midstream commitments. The consideration for this transaction is C$1.47 billion (about US$1.1 billion). Closing is expected before the end of 2023.

“The disposal of our Canadian oil sands assets fits our strategy to focus our allocation of capital to Oil & Gas assets with low breakeven. As announced during our Investor Day on September 27th, proceeds from these divestments will be shared with our shareholders through $1.5 billion of buybacks in 2023, yielding an expected shareholder distribution of around 44% of our cash flow (CFFO) this year”, said Jean-Pierre Sbraire, Chief Financial Officer of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).